Exhibit 99.1

Zhaopin Limited Reports Fourth Quarter and Fiscal Year 2016 Financial Results

BEIJING, August 21, 2016 /PRNewswire/ -- Zhaopin Limited (NYSE: ZPIN) ("Zhaopin" or the "Company"), a leading career platform1 in China focused on connecting users with relevant job opportunities through their career lifecycle, today announced its unaudited financial results for the fourth quarter and the fiscal year ended June 30, 2016.

Throughout the release, one American depositary share ("ADS") represents two Class A ordinary shares. Fiscal year refers to the 12 months ended June 30.

Fourth Quarter of Fiscal Year 2016 Financial Highlights

Percentage growth metrics refer to the fourth quarter of fiscal year 2016 (“Q4 FY16”) compared to the fourth quarter of fiscal year 2015 (“Q4 FY15”)

•	Total revenue increased 20.5% to RMB406.1 million (US$61.1 million).
•	Online recruitment services revenue increased 20.7% to RMB350.9 million (US$52.8 million).
•	Gross margin was 91.5%, compared with 92.6% in Q4 FY15.
•	Net income increased 22.9% to RMB89.9 million (US$13.5 million).
•	Excluding share-based compensation expenses, non-GAAP[2] net income increased 20.9% to RMB91.6 million (US$13.8 million).
•	Basic and diluted net income per ADS were RMB1.62 (US$0.24) and RMB1.56 (US$0.24), respectively.
•	Non-GAAP basic and diluted net income per ADS were RMB1.66 (US$0.24) and RMB1.60 (US$0.24), respectively.

Fiscal Year 2016 Financial Highlights

Percentage growth metrics refer to fiscal year 2016 (“FY16”) compared to fiscal year 2015 (“FY15”)

•	Total revenue increased 19.6% to RMB1,542.9 million (US$232.2 million).
•	Online recruitment services revenue increased 22.3% to RMB1,307.6 million (US$196.8 million).
•	Gross margin was 91.0% compared with 90.9% in FY15.
•	Net income increased 12.5% to RMB284.1 million (US$42.7 million).
•	Excluding share-based compensation expenses, non-GAAP net income increased 4.4% to RMB288.3 million (US$43.4 million).
•	Basic and diluted net income per ADS were RMB5.18 (US$0.78) and RMB4.96 (US$0.74), respectively.
•	Non-GAAP basic and diluted net income per ADS were RMB5.26 (US$0.80) and RMB5.04 (US$0.76), respectively.
•	Net cash[3] was RMB2.12 billion (US$318.5 million or equivalent to net cash per ADS of US$5.74) as of June 30, 2016.

“We were pleased to finish the fiscal year on a solid financial and operational footing. The benefits of our re-investment and strategic focus on penetrating the small and medium-sized enterprises (“SME”) market have allowed us to remain flexible and adapt to an increasingly competitive market and a slower economic environment. Thanks to our successful post-Chinese New Year marketing campaign, fourth quarter revenue bounced back from the seasonal lows around Chinese New Year, increasing 20.5%, to RMB406.1 million. Number of unique customers4 grew by 21.6% year-over-year, to 383,561 unique customers. Non-GAAP net income also increased by 20.9% during the quarter. Despite heavy re-investment, Non-GAAP net income for the second half fiscal year 2016 grew 4.9% compared to the same period of last year and we expect that over time our re-investment will lead to improved net income growth.” commented Mr. Evan Guo, Chief Executive Officer and Director of Zhaopin.

1 Zhaopin's website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended June 30, 2016, the number of registered users as of June 30, 2016 and the number of unique customers for the three months ended June 30, 2016.

2 Non-GAAP results exclude share-based compensation. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results”.

3 Net cash equals total cash less total bank loans. Total cash include cash on hand and demand deposits of RMB1,725.5 million, time deposits and restricted time deposits of RMB563.7 million.

4 A “unique customer” refers to a customer that purchases the Company’s online recruitment services during a specified period. Zhaopin makes adjustments for multiple purchases by the same customer to avoid double counting. Each customer is assigned a unique identification number in the Company’s information management system. Affiliates and branches of a given customer may, under certain circumstances, be counted as separate unique customers.

“Our growth during the quarter was a demonstration of our determination to differentiate ourselves from our competition in this slower economic environment by focusing on re-investment with increased expenditure in R&D, marketing and sales to strengthen our market leadership across both job seekers and employers. This re-investment has resulted in the expansion of our product offerings to both employers and job seekers and has enhanced customer awareness. ”

Looking ahead, we remain cautiously optimistic notwithstanding current macro-economic conditions and rising competitive tension. Our focus will remain on innovation to strengthen our core online platform and further differentiate ourselves from our competitors. We are also focusing on increasing searching and matching efficiency and driving even greater recruiting results. Finally, we will further enhance value by continuing to capture unique insights from our rich pool of data. By re-investing to better meet the needs of job seekers and employers, we will strengthen our network effect and further solidify our market position as China’s leading career platform.” concluded Mr. Evan Guo.

Fourth Quarter Fiscal Year 2016 Unaudited Financial Results

Revenue

Total revenue was RMB406.1 million (US$61.1 million) in Q4 FY16, representing an increase of 20.5% from RMB337.1 million in Q4 FY15.

Online recruitment services revenue for Q4 FY16 was RMB350.9 million (US$52.8 million), a 20.7% increase from RMB290.7 million for Q4 FY15. The increase was primarily driven by growth in the number of unique customers using the Company’s online recruitment services. The Company served 383,561 unique customers during Q4 FY16, representing a 21.6% increase compared with 315,358 unique customers served during Q4 FY15. We believe our strategic focus on continued geographic expansion and improvement in customer service contributed to the growth in the number of unique customers. Average revenue per unique customer (“ARPU”) decreased slightly by 0.8% during Q4 FY16 compared with Q4 FY15. The slight decrease in ARPU was primarily due to the addition of new customers, who generally purchase introductory and lower-priced services initially. The decline in ARPU from new customers was, however, largely offset by the introduction of new products, and the cross-selling and up-selling of value-added services to existing customers. Zhaopin’s ARPU may vary quarter to quarter depending on new customer acquisition and new products and services launched.

Other services revenue for Q4 FY16 was RMB55.3 million (US$8.3 million), an increase of 19.2% from RMB46.4 million during Q4 FY15. The increase was primarily due to campus recruitment services and assessment services which delivered strong growth despite intense competition.

Other services revenue refers to revenue from campus recruitment services, assessment services, and other human resource related services. These services complement the Company’s core online employment services by catering to the different needs in a job seeker’s career life cycle, from college to graduation, first- time job seeking through changing jobs. Strategically, these services play an important role in establishing and deepening Zhaopin’s relationship with job seekers and employers.

Gross Profit and Gross Margin

Gross profit for Q4 FY16 was RMB367.5 million (US$55.3 million), representing an increase of 19.4% from RMB307.9 million for Q4 FY15.

Gross margin for Q4 FY16, as measured by gross profit as a percentage of net revenue, was 91.5%, compared to 92.6% for Q4 FY15. The slight decrease in gross margin was mainly due to lower margin of other services.

Operating Expenses

Operating expenses for Q4 FY16 were RMB271.4 million (US$40.8 million), representing an increase of 20.8% from RMB224.7 million for Q4 FY15.

•	Sales and marketing expenses for Q4 FY16 were RMB195.2 million (US$29.4 million), representing an increase of 22.1% from RMB160.0 million for Q4 FY15. The increase was primarily due to increases in sales headcount and compensation by RMB32.8 million (US$4.9 million), and online advertising activities by RMB3.3 million (US$0.5 million). As a percentage of net revenue, sales and marketing expenses increased from 48.1% for Q4 FY15 to 48.6% for Q4 FY16, primarily as a result of increased sales compensation expenses, expenditure on online advertising and investment in new business initiatives which helped increase Zhaopin’s market share amongst job seekers and employers. Sales and marketing expenses for Q4 FY16 included nil share-based compensation expenses, compared with RMB28.3 thousand in Q4 FY15.

•	General and administrative expenses for Q4 FY16 were RMB76.1 million (US$11.5 million), representing a 17.6% increase from RMB64.8 million for Q4 FY15. The increase was primarily driven by increases in employee compensation costs by RMB10.0 million (US$1.5 million) and professional services fees by RMB1.5 million (US$0.2 million) which were partially offset by the decrease of share-based compensation expenses. Share-based compensation expenses decreased from RMB2.5 million for Q4 FY15 to RMB1.7 million (US$0.3 million) for Q4 FY16 as a result of the Company’s graded vesting schedule used to recognize its share-based compensation expenses. As a percentage of net revenue, general and administrative expenses decreased from 19.5% for Q4 FY15 to 19.0% for Q4 FY16.

Income from Operations

Income from operations for Q4 FY16 was RMB96.2 million (US$14.5 million), representing a 15.7% increase from RMB83.1 million for Q4 FY15. Operating margin, as measured by income from operations as a percentage of net revenue, was 23.9% in Q4 FY16, compared with 25.0% in Q4 FY15. In Q4 FY16, the Company recognized total share-based compensation expenses of RMB1.7 million (US$0.3 million) compared with RMB2.6 million in Q4 FY15. Excluding share-based compensation expenses, non-GAAP income from operations for Q4 FY16 was RMB97.8 million (US$14.7 million), as compared with RMB85.7 million during Q4 FY15. Excluding share-based compensation expenses, operating margin would be 24.4% in Q4 FY16, compared with 25.8% in Q4 FY15.

Net Investment and Interest Income

Net investment and interest income for Q4 FY16 was RMB8.5 million (US$1.3 million), representing a 61.1% increase from RMB5.3 million for Q4 FY15. The growth in net investment and interest income resulted from increased interest and investment income from larger bank deposits generated from business operations and investments in time deposits and principal-protected wealth management products as well as lower interest expenses due to the repayment of bank loan principal.

Other Income, net

Other income for Q4 FY16 was RMB0.7 million (US$0.1 million), representing a 146.1% increase compared with RMB0.3 million for Q4 FY15. Other income for Q4 FY16 mainly included government grants of RMB0.5 million (US$0.07 million).

Net Income

Net income for Q4 FY16 was RMB89.9 million (US$13.5 million), representing a 22.9% increase compared with RMB73.1 million for Q4 FY15. The Company’s effective tax rate decreased from 18.5% for Q4 FY15 to 14.7% for Q4 FY16 primarily due to the tax deductions relating to research and development expenditures.

Non-GAAP net income for Q4 FY16 was RMB91.6 million (US$13.8 million), representing an increase of 20.9% from RMB75.7 million in Q4 FY15.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS for Q4 FY16 were RMB1.62 (US$0.24) and RMB1.56 (US$0.24), respectively, compared with basic and diluted net income per ADS of RMB1.36 and RMB1.28, respectively, for Q4 FY15.

Non-GAAP basic and diluted net income per ADS for Q4 FY16 were RMB1.66 (US$0.24) and RMB1.60 (US$0.24), respectively, compared with non-GAAP basic and diluted net income per ADS of RMB1.40 and RMB1.32, respectively, for Q4 FY15.

Fiscal Year 2016 Unaudited Financial Results

Revenue

Total revenue were RMB1,542.9 million (US$232.2 million) in FY16, representing an increase of 19.6% from RMB1,289.9 million in FY15.

Online recruitment services revenue for FY16 was RMB1,307.6 million (US$196.8 million), a 22.3% increase from RMB1,069.4 million for FY15. The Company served 509,8135 unique customers during FY16, a 21.8% increase compared with 418,423 unique customers served during FY15. The increase was primarily driven by increased efforts to acquire and retain customers as a result of the Company’s strategic focus on continued geographic expansion, particularly amongst SMEs, and improvement of customer services.

Other services revenue for FY16 were RMB235.3 million (US$35.4 million), representing an increase of 6.7% from RMB220.6 million during FY15.

Growth in other services revenue was mainly driven by continued growth in the Company’s assessment services, which was partially offset by the slowdown in the growth of Company’s campus recruitment services due to decreasing demand and intensified competition in FY16.

Gross Profit and Gross Margin

Gross profit for FY16 was RMB1,385.7 million (US$208.5 million), an increase of 19.9% from RMB1,155.4 million for FY15.

Gross margin for FY16, as measured by gross profit as a percentage of net revenue, was 91.0%, compared with 90.9% for FY15.

Operating Expenses

Operating expenses for FY16 was RMB1,078.3 million (US$162.3 million), representing an increase of 24.1% from RMB869.2 million for FY15.

•	Sales and marketing expenses for FY16 were RMB777.8 million (US$117.0 million), representing an increase of 26.4% from RMB615.2 million for FY15. The increase was primarily due to increases in sales compensation expenses, expenditure on advertising activities and investment in new business initiatives. Sales and marketing expenses for FY16 included share-based compensation expenses of RMB11.2 thousand (US$1.7 thousand), compared to RMB0.2 million in FY15.

•	General and administrative expenses for FY16 were RMB300.5 million (US$45.2 million), representing an 18.3% increase from RMB254.0 million for FY15. Share-based compensation expenses decreased from RMB23.2 million for FY15 to RMB4.2 million (US$0.6 million) for FY16. The decrease in share-based compensation expenses was mainly due to a reversal of RMB6.7 million in share-based compensation expenses previously recognized for forfeited stock options in FY16 and the company's graded vesting method used to recognize shared-based compensation expenses. This graded vesting schedule resulted in a gradual decrease as only a small amount of options were granted in FY16.

Income from Operations

Income from operations for FY16 was RMB307.3 million (US$46.2 million), representing a 7.4% increase from RMB286.1 million for FY15. Operating margin, as measured by income from operations as a percentage of net revenue, was 20.2% in FY16, compared with 22.5% in FY15. In FY16, the Company recognized total share-based compensation expenses of RMB4.2 million (US$0.6 million) compared with RMB23.4 million in FY15. Excluding share-based compensation expenses, non-GAAP income from operations for FY16 was RMB311.5 million (US$46.9 million), as compared to RMB309.6 million during FY15. Excluding share-based compensation expenses, operating margin would be 20.5% in FY16, compared with 24.4% in FY15.

Net Investment and Interest Income

Net investment and interest income for FY16 was RMB29.0 million (US$4.4 million), representing a 44.1% increase from RMB20.1 million for FY15. The significant growth in net investment and interest income was mainly due to increased interest income from bank deposits and investments in principal-protected wealth management products as well as reduced loan interest expenses and loan facility transaction costs.

5 The number of unique customers in the fiscal year ended June 30, 2016 has reflected the elimination of multiple purchases made by the same customer during the fiscal year ended June 30, 2016, while the number of unique customers in the quarter ended June 30, 2016 has reflected the elimination of multiple purchases made by the same customer during that quarter. The difference between the number of unique customers in the fiscal year ended June 30, 2016 and the number of unique customers in the quarter ended June 30, 2016 was relatively small, due to the fact that a small portion of unique customers terminated their agreements with us prior to the quarter ended June 30, 2016 and did not renew their agreements with us in the quarter ended June 30, 2016.

Other Income/ (Expenses), net

Other expenses for FY16 was RMB5.9 million (US$0.9 million), compared with other income of RMB0.9 million for FY15.

Net Income

Net income for FY16 was RMB284.1 million (US$42.7 million), representing a 12.5% increase from RMB252.6 million for FY15. The Company’s effective tax rate for FY16 decreased to 17.0% from 17.6% for FY15, mainly due to the increased tax deductions relating to research and development expenditures and reduced non-deductible share-based compensation expenses incurred in FY16 compared to FY15.

Non-GAAP net income for FY16 was RMB288.3 million (US$43.4 million), representing a 4.4% increase from RMB276.1 million for FY15.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS for FY16 were RMB5.18 (US$0.78) and RMB4.96 (US$0.74) respectively, compared with basic and diluted net income per ADS of RMB4.84 and RMB4.46, respectively, for FY15.

Non-GAAP basic and diluted net income per ADS for FY16 were RMB5.26 (US$0.80) and RMB5.04 (US$0.76) respectively, compared with non-GAAP basic and diluted net income per ADS of RMB5.28 and RMB4.88, respectively, for FY15.

Cash and Cash Equivalents, Restricted Cash and Time Deposits

As of June 30, 2016, the Company had cash and cash equivalents, restricted cash and time deposits of RMB2,289.2 million (US$344.5 million), representing a 19.8% increase from RMB1,910.1 million as of June 30, 2015. The increase in the Company’s cash and cash equivalents, restricted cash and time deposits was mainly attributable to strong net cash flows generated from operating activities, issuance of ordinary shares upon exercise of employees’ stock options, partially offset by the repayment of bank loans.

Net cash flow generated from operating activities in FY16 amounted to RMB428.3 million (US$64.4 million), representing a decrease of 5.1% from RMB451.2 million in FY15.

Status of Preliminary Non-Binding Proposal

On January 19, 2016, the Company announced that its board of directors (the "Board") had received a preliminary non-binding proposal letter, dated January 19, 2016, from CDH V Management Company Limited and Shanghai Goliath Investment Management L.P. , proposing to acquire all outstanding ordinary shares in Zhaopin not owned by Zhaopin's controlling shareholder, SEEK International Investments Pty Ltd, for US$17.50 in cash per ADS, or US$8.75 per ordinary share of the Company, in a going-private transaction.

On February 1, 2016, the Board formed a special committee (the “Special Committee”) consisting of two independent and disinterested directors, Mr. Alex Chit Ho and Mr. Peter Andrew Schloss, to consider the January 19 going-private proposal.

On March 2, 2016, the Company announced that the Special Committee had retained Duff & Phelps, LLC as its independent financial advisor and Fenwick & West LLP as its U.S. legal counsel to assist it in this process.

On May 5, 2016, the Company announced that the Board had received a preliminary non-binding proposal letter, dated May 5, 2016, from Mr. Evan Sheng Guo, director and chief executive officer of the Company, Mr. Ge Wang, vice president of the Company, Mr. Weigang Wang, vice president of the Company, Mr. Luyang Tang, vice president of the Company, Mr. Tianruo Pu, chief financial officer of the Company, and Sequoia China Investment Management LLP (together, the "Management Buyer Group"), proposing to acquire all outstanding ordinary shares in Zhaopin not owned by the Management Buyer Group for US$17.75 in cash per ADS, or US$8.875 per ordinary share of the Company, in a going-private transaction. The Special Committee will also consider this going-private proposal in due course.

Due to the potential pending transaction, Zhaopin will not be providing an outlook statement.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.6459 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2016.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Zhaopin uses non-GAAP measures of adjusted income from operations, adjusted net income, adjusted net income per share and adjusted net income per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expenses. The Company believes that excluding share-based compensation expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Zhaopin also believes these non-GAAP measures excluding share-based compensation expenses, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

Conference Call

Zhaopin's management will host an earnings conference call on Sunday, August 21, 2016 at 10:00 p.m. U.S. Eastern Time (10:00 a.m. Beijing/ Hong Kong Time on August 22, 2016).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
U.S. Toll Free:	+1-888-346-8982
Hong Kong Toll Free:	800-905945
Mainland China Toll Free:	4001-201203
Passcode:	ZPIN

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 p.m. U.S. Eastern Time, August 28, 2016. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10089816

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Zhaopin’s website at http://www.zhaopin.com.

About Zhaopin Limited

Zhaopin is a leading career platform in China, focusing on connecting users with relevant job opportunities throughout their career lifecycle. The Company’s zhaopin.com website is the most popular career platform in China as measured by average daily unique visitors in each of the 12 months ended June 30, 2016, number of registered users as of June 30, 2016 and number of unique customers for the three months ended June 30, 2016. The Company’s over 120.0 million registered users include diverse and educated job seekers who are at various stages of their careers and are in demand by employers as a result of the general shortage of skilled and educated workers in China. In the fiscal year ended June 30, 2016, approximately 36.9 million job postings6 were placed on Zhaopin’s platform by 509,813 unique customers including multinational corporations, small and medium-sized enterprises and state-owned entities. The quality and quantity of Zhaopin’s users and the resumes in the Company’s database attract an increasing number of customers. This in turn leads to more users turning to Zhaopin as their primary recruitment and career- related services provider, creating strong network effects and significant entry barriers for potential competitors. For more information, please visit http://www.zhaopin.com.

6 Zhaopin calculates the number of job postings by counting the number of newly placed job postings during each respective period. Job postings that were placed prior to a specified period - even if available during such period - are not counted as job postings for such period. Any particular job posting placed on the Company’s website may include more than one job opening or position.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Zhaopin may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Zhaopin’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Zhaopin’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user and customer base for its online career platform; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Zhaopin does not undertake any obligation to update such information, except as required under applicable law.

ZHAOPIN LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Three Months Ended
(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	June 30, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Online recruitment services	290,717	350,856	52,792
Other services revenue	46,383	55,290	8,320
Total Revenue	337,100	406,146	61,112
Less: Business tax and surcharges	(4,770)	(4,586)	(690)
Net Revenue	332,330	401,560	60,422
Cost of services	(24,462)	(34,032)	(5,121)
Gross profit	307,868	367,528	55,301
Operating expenses:
Sales and marketing expenses	(159,959)	(195,231)	(29,376)
General and administrative expenses	(64,761)	(76,132)	(11,455)
Total operating expenses	(224,720)	(271,363)	(40,831)
Income from operations	83,148	96,165	14,470
Other income:
Foreign currency exchange gain	1,060	33	5
Investment and interest income, net	5,270	8,492	1,278
Other income, net	271	667	100
Income before income tax expenses	89,749	105,357	15,853
Income tax expenses	(16,616)	(15,457)	(2,326)
Net income	73,133	89,900	13,527
Less: Net (income)/ loss attributable to the non-controlling interest shareholders	(532)	138	21
Net income attributable to Zhaopin Limited’s shareholders	72,601	90,038	13,548

Net income per share:
-Basic	0.68	0.81	0.12
-Diluted	0.64	0.78	0.12
Net income per ADS:
-Basic	1.36	1.62	0.24
-Diluted	1.28	1.56	0.24
Weighted average number of shares used in computing net income per share:
-Basic	107,043,606	110,890,906	110,890,906
-Diluted	113,292,798	114,700,298	114,700,298

Comprehensive income:
Net income	73,133	89,900	13,527
Foreign currency translation adjustment, net of tax	(1,018)	6,787	1,021
Total comprehensive income	72,115	96,687	14,548

ZHAOPIN LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Twelve Months Ended
(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	June 30, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Online recruitment services	1,069,351	1,307,646	196,760
Other services revenue	220,573	235,250	35,398
Total Revenue	1,289,924	1,542,896	232,158
Less: Business tax and surcharges	(18,649)	(20,207)	(3,041)
Net Revenue	1,271,275	1,522,689	229,117
Cost of services	(115,918)	(137,023)	(20,618)
Gross profit	1,155,357	1,385,666	208,499
Operating expenses:
Sales and marketing expenses	(615,225)	(777,783)	(117,032)
General and administrative expenses	(254,011)	(300,546)	(45,223)
Total operating expenses	(869,236)	(1,078,329)	(162,255)
Income from operations	286,121	307,337	46,244
Other income/ (expenses):
Foreign currency exchange gain	1,107	80	12
Investment and interest income, net	20,091	28,959	4,357
Other (expenses)/ income, net	(888)	5,908	889
Income before income tax expenses	306,431	342,284	51,502
Income tax expenses	(53,809)	(58,196)	(8,757)
Net income	252,622	284,088	42,745
Less: Net income attributable to the non-controlling interest shareholders	(1,404)	(266)	(40)
Net income attributable to Zhaopin Limited’s shareholders	251,218	283,822	42,705

Net income per share:
-Basic	2.42	2.59	0.39
-Diluted	2.23	2.48	0.37
Net income per ADS:
-Basic	4.84	5.18	0.78
-Diluted	4.46	4.96	0.74
Weighted average number of shares used in computing net income per share:
-Basic	103,940,977	109,481,823	109,481,823
-Diluted	112,486,432	114,266,812	114,266,812

Comprehensive income:
Net income	252,622	284,088	42,745
Foreign currency translation adjustment, net of tax	(1,487)	19,736	2,970
Total comprehensive income	251,135	303,824	45,715

CONSOLIDATED BALANCE SHEETS

	As of June 30		As of June 30
(Amounts in thousands, except for number of shares)	2015	2016	2016
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,368,943	1,725,464	259,628
Restricted cash	6,103	-	-
Time deposits and restricted time deposits	324,553	563,741	84,825
Accounts receivable, net	21,300	21,949	3,303
Amounts due from a related party	858	437	66
Prepayments and other current assets	157,291	117,369	17,660
Deferred tax assets	20,188	27,055	4,071
Total current assets	1,899,236	2,456,015	369,553
Non-current assets:
Restricted time deposits	210,471	-	-
Property and equipment, net	49,706	50,839	7,650
Intangible assets, net	19,457	19,865	2,989
Goodwill	62,548	64,827	9,754
Other non-current assets	4,136	4,127	622
Deferred tax assets	2,491	2,917	439
Total non-current assets	348,809	142,575	21,454
TOTAL ASSETS	2,248,045	2,598,590	391,007
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term bank loans	121,584	172,411	25,942
Accounts payable	7,034	8,460	1,273
Deferred revenue	598,251	708,359	106,586
Salaries and welfare payable	110,194	124,031	18,663
Taxes payable	88,857	70,563	10,618
Accrued expenses and other current liabilities	114,577	100,110	15,063
Total current liabilities	1,040,497	1,183,934	178,145
Non-current liabilities:
Deferred revenue	4,942	4,293	646
Long-term bank loans	158,755	-	-
Deferred tax liabilities	13,067	19,511	2,936
Total liabilities	1,217,261	1,207,738	181,727
Shareholders' equity:
Ordinary shares	7,296	7,485	1,126
Additional paid-in capital	1,491,387	1,546,833	232,750
Statutory reserves	10,769	10,769	1,620
Accumulated other comprehensive (loss)/ income	(3,171)	16,565	2,493
Accumulated deficit	(486,540)	(202,721)	(30,503)
Non-controlling interests	11,043	11,921	1,794
Total shareholders' equity	1,030,784	1,390,852	209,280
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,248,045	2,598,590	391,007

Reconciliations of GAAP and Non-GAAP results  (Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), unaudited)

	For the Three Months Ended
	June 30, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	US$
GAAP income before income tax expenses	89,749	105,357	15,853
Add back: share-based compensation expenses	2,581	1,662	250
Non-GAAP income before income tax expenses	92,330	107,019	16,103
GAAP income tax expenses	(16,616)	(15,457)	(2,326)
Tax impact of share-based compensation expenses	-	-	-
Non-GAAP income tax expenses	(16,616)	(15,457)	(2,326)
Non-GAAP net income	75,714	91,562	13,777
Less: Net (income)/ loss attributable to the non-controlling interest shareholders	(532)	138	21
Non-GAAP net income attributable to Zhaopin Limited’s shareholders	75,182	91,700	13,798
Net income per share:
-Basic	0.68	0.81	0.12
-Diluted	0.64	0.78	0.12
Add: Non-GAAP adjustments to net income per share
-Basic	0.02	0.02	-
-Diluted	0.02	0.02	-
Non-GAAP net income per share
-Basic	0.70	0.83	0.12
-Diluted	0.66	0.80	0.12
Non-GAAP net income per ADS
-Basic	1.40	1.66	0.24
-Diluted	1.32	1.60	0.24
Weighted average number of shares used in computing non-GAAP net income per share:
-Basic	107,043,606	110,890,906	110,890,906
-Diluted	113,292,798	114,700,298	114,700,298

Reconciliations of GAAP and Non-GAAP results  (Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), unaudited)

	For the Twelve Months Ended
	June 30, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	US$
GAAP income before income tax expenses	306,431	342,284	51,502
Add back: share-based compensation expenses	23,447	4,165	627
Non-GAAP income before income tax expenses	329,878	346,449	52,129
GAAP income tax expenses	(53,809)	(58,196)	(8,757)
Tax impact of share-based compensation expenses	-	-	-
Non-GAAP income tax expenses	(53,809)	(58,196)	(8,757)
Non-GAAP net income	276,069	288,253	43,372
Less: Net income attributable to the non-controlling interest shareholders	(1,404)	(266)	(40)
Non-GAAP net income attributable to Zhaopin Limited’s shareholders	274,665	287,987	43,332
Net income per share:
-Basic	2.42	2.59	0.39
-Diluted	2.23	2.48	0.37
Add: Non-GAAP adjustments to net income per share
-Basic	0.22	0.04	0.01
-Diluted	0.21	0.04	0.01
Non-GAAP net income per share
-Basic	2.64	2.63	0.40
-Diluted	2.44	2.52	0.38
Non-GAAP net income per ADS
-Basic	5.28	5.26	0.80
-Diluted	4.88	5.04	0.76
Weighted average number of shares used in computing non-GAAP net income per share:
-Basic	103,940,977	109,481,823	109,481,823
-Diluted	112,486,432	114,266,812	114,266,812

For more information, please contact:

Zhaopin Limited

Ms. Daisy Wang

Investor Relations

ir@zhaopin.com.cn

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ christensenir.com